AM 5/31/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: October 31, 2001 |
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02022803

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-03018 |

SEC MAIL RECEIVED PROCESSING MAY 29 2002 WASH. D.C. SECTION

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 03/31/01 (MM/DD/YY) AND ENDING 03/29/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**INVESTEC ERNST & COMPANY**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
**ONE BATTERY PARK PLAZA**
(No. and Street)

| **NEW YORK** | **NEW YORK** | **10004** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**SEAN GRAHAM** **(212) 898-6447**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **787 Seventh Avenue** | **New York** | **NY** | **10019** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

**CHECK ONE:**

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

AM 5/31/2002

# OATH OR AFFIRMATION

I, JOHN J. MURABITO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of INVESTEC ERNST & COMPANY, as of MARCH 29, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BERNADETTE M. CIRAOLA
Notary Public, State of New York
No. 01CI6049114
Qualified in Richmond County
Commission Expires Oct. 10, 2002

Bernadette M Ciraola
Notary Public

John J Murabito
Signature

CHIEF EXECUTIVE OFFICER
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Operations.
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Investec Ernst & Company (the "Company") at and for the year ended March 29, 2002, are true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client. The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of The New York Stock Exchange, Inc.

Steven J. Paraggio
Chief Financial Officer
Investec Ernst & Company

John J. Murabito
Chief Executive Officer
Investec Ernst & Company

Notary Public

BERNADETTE M. CIRAOLA
Notary Public, State of New York
No. 01CI6049114
Qualified in Richmond County
Commission Expires Oct. 10, 2002

SEC MAIL PROCESSING
RECEIVED
MAY 29 2002
WASH. D.C. 154 SECTION

# STATEMENT OF FINANCIAL CONDITION

Investec Ernst & Company

Year ended March 29, 2002
with Report of Independent Auditors

Investec Ernst & Company

Statement of Financial Condition

Year ended March 29, 2002

## Contents

ERNST & YOUNG

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

To the Board of Directors and Stockholder of
Investec Ernst & Company

We have audited the accompanying statement of financial condition of Investec Ernst & Company (the "Company") as of March 29, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Investec Ernst & Company at March 29, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 22, 2002

Investec Ernst & Company

Statement of Financial Condition

March 29, 2002

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | | $ 12,438,095 |
| Cash, securities and securities purchased under agreement to resell on deposit with clearing organizations or segregated in compliance with federal and other regulations | | 280,075,200 |
| Receivables from brokers, dealers and clearing organizations | | 290,025,688 |
| Receivables from customers | | 220,409,780 |
| Securities owned, at market value | $13,220,523 | |
| Securities owned, pledged as collateral | 14,290,890 | |
| Total securities owned | | 27,511,413 |
| Exchange memberships—owned by the Company, at cost (market value $5,735,000) | | 4,412,000 |
| Goodwill | | 25,997,849 |
| Other assets | | 31,721,022 |
| Total assets | | $ 892,591,047 |
| **Liabilities and stockholder's equity** | | |
| Short-term borrowings | | $ 12,992,701 |
| Short-term bank loans | | 17,800,000 |
| Payables to brokers, dealers and clearing organizations | | 233,707,829 |
| Payables to customers | | 473,696,971 |
| Securities sold, not yet purchased, at market value | | 2,176,096 |
| Accrued expenses and other liabilities | | 19,362,755 |
| | | 759,736,352 |
| Subordinated liabilities | | 54,784,177 |
| Stockholder's equity | | 78,070,518 |
| Total liabilities and stockholder's equity | | $ 892,591,047 |

*The accompanying notes are an integral part of the statement of financial condition.*

Investec Ernst & Company

Notes to Statement of Financial Condition

March 29, 2002

## 1. Description of Business

Investec Ernst & Company (the "Company") is an indirect, wholly-owned subsidiary of Investec Group Limited ("Investec Group"), a publicly owned South African investment banking group with total assets exceeding $26 billion.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, American Stock Exchange, National Association of Securities Dealers, Chicago Board Options Exchange, Chicago Stock Exchange and other regional exchanges. Its business includes providing securities clearance services; securities and options brokerage for domestic and international institutional and retail customers; market-making and trading in NASDAQ and over-the-counter securities; listed equity, options and corporate bond execution services; and securities lending activities.

In March 2002, the Company made the decision to exit the retail client stockbrokerage business. In May 2002, the Company entered into a definitive agreement to sell the assets of the retail client stockbrokerage business to Maxim Partners LLC, a newly formed broker-dealer owned by former management of the stockbrokerage business. The transaction, which is expected to close in August 2002, provides for payments to the Company based on certain revenues of the acquirer over five years, a five-year clearing arrangement and assumption of certain office and equipment leases. The carrying amount of the assets to be disposed of are recorded at an estimated fair value fair value less costs to dispose which approximated $6 million at March 29, 2002.

## 2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Customer and proprietary securities transactions, including listed options, are recorded on a settlement date basis. These transactions generally settle on the third business day following the transaction date of securities and the next business day for options. Recording proprietary securities and options transactions on the statement of financial condition on a trade date basis would not result in a material difference.

**2. Summary of Significant Accounting Policies (continued)**

Securities owned and securities sold, not yet purchased are for trading purposes and reported in the statement of financial condition at market value. Unrealized changes in market value are recognized in firm trading revenues in the period in which the change occurs.

Assets and liabilities denominated in foreign currency are converted to U.S. dollars based on exchange rates at the statement of financial condition date.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the term of the lease.

Goodwill is amortized using the straight-line method over periods ranging from 10 to 20 years. The Company evaluates goodwill for any potential impairment in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company also accounts for long-lived assets to be disposed of associated with the retail client stockbrokerage business in accordance with SFAS No. 121.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

The Company will apply SFAS No. 142 beginning in the year ending March 31, 2003. The Company will test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of April 1, 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the the year ending March 31, 2003. The Company has not yet determined what the effect of these tests will be on the financial position of the Company.

**2. Summary of Significant Accounting Policies (continued)**

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company has not determined the effect, if any, the adoption of SFAS No. 144 will have on the Company's financial position.

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by applying the enacted tax rate to future periods for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

The carrying amounts of the Company's cash and cash equivalents, short-term borrowings, short-term bank loans, accrued expenses and other liabilities, and receivables from and payables to customers, brokers, dealers, and clearing organizations approximate their fair market values due to their short-term nature. The carrying amounts of subordinated liabilities approximate fair value since the interest rates on such instruments are comparable to current borrowing rates for similar instruments.

Securities purchased under agreement to resell are accounted for as collateralized financing transactions and are recorded at their contractual amounts. The Company enters into these agreements in order to invest its reserve requirements computed in accordance with Securities and Exchange Commission Rule 15c3-3. The securities purchased under agreement to resell are maintained outside the control of the counterparty institution and have a market value in excess of the original principal amount loaned. The Company monitors the fair value of the securities. Should the fair value of the securities decline below the principal amount loaned, plus accrued interest, additional collateral is requested as deemed appropriate.

**2. Summary of Significant Accounting Policies (continued)**

The company accounts for securitizations and other transfers of financial assets and collateral in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures pertaining to recognition and reclassification of collateral pledged to creditors and securitization transactions.

**3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations**

The Company had receivables from and payables to brokers, dealers and clearing organizations relating to the following at March 29, 2002:

| | |
|---|---|
| Receivables: | |
| Securities failed to deliver | $ 16,564,469 |
| Securities borrowed | 256,741,584 |
| Clearing organizations | 10,284,535 |
| Other | 6,435,100 |
| | $290,025,688 |
| Payables: | |
| Securities failed to receive | $ 23,709,112 |
| Securities loaned | 203,377,158 |
| Clearing organizations | 5,841,322 |
| Other | 780,237 |
| | $233,707,829 |

Securities failed to deliver and receive as well as receivables from and payables to clearing organizations represent the contract value of securities that have not been delivered or received subsequent to settlement date. Securities borrowed and loaned represent deposits made to or received from other broker-dealers in connection with the Company's stock lending and borrowing activities.

### 3. Receivables from and Payables to Brokers, Dealers and Clearing Organizations (continued)

With respect to securities borrowed and loaned, the Company extends or receives collateral in an amount generally in excess of the market value of securities borrowed or loaned. In connection with the Company's securities borrowing business, the Company obtained securities as collateral on terms which permit it to repledge or resell the securities to others with an approximate fair value of $249.6 million at March 29, 2002. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

### 4. Receivables from and Payables to Customers

Receivables from and payables to customers represent amounts due on cash and margin transactions. Included in these amounts are receivables from and payables to correspondent brokers, primarily relating to their trading and commission activity, which aggregated approximately $9.3 million and $22.5 million, respectively, at March 29, 2002. Securities owned by customers and correspondents are held as collateral for those receivables. Such collateral is not reflected in the accompanying statement of financial condition.

### 5. Securities Owned and Securities Sold, Not Yet Purchased

At March 29, 2002, securities owned (including those pledged as collateral) and securities sold not yet purchased, consist of the following, at market value:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| U.S. Government obligations | $ 22,507,302 | $ – |
| State and municipal government obligations | 219,769 | 131,843 |
| Corporate obligations | 1,290,890 | 839,461 |
| Stocks and warrants | 3,394,882 | 460,192 |
| Options | 98,570 | 744,600 |
| | $ 27,511,413 | $ 2,176,096 |

## 5. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities owned, pledged as collateral represent proprietary positions which have been pledged as collateral to counterparties on terms that permit the counterparty to sell or repledge the securities to others. Included in U.S. Government obligations at March 29, 2002 are securities pledged as deposits to clearing organizations of $9.9 million, included in Securities owned, at market value.

## 6. Bank Loans and Short-term Borrowings

Short-term bank loans are payable on demand, collateralized by marketable securities and bear interest at a fluctuating rate. At March 29, 2002, these loans were collateralized by customer and proprietary securities of $31.4 million $14.1 million, respectively.

Short-term borrowings represent amounts due on demand are unsecured borrowings for general corporate purposes and bear interest at variable rates.

## 7. Subordinated Liabilities

Subordinated liabilities consist of the following at March 29, 2002:

| | |
|---|---|
| 10% Subordinated Convertible Debenture | $ 4,784,177 |
| Subordinated loans from Investec Group: | |
| Due December 31, 2002 | 20,000,000 |
| Due June 30, 2003 | 20,000,000 |
| Due August 31, 2003 | 10,000,000 |
| | $ 54,784,177 |

The subordinated loans from Investec Group have annual renewal provisions and bear interest at variable rates which ranged between 5.25% and 5.75% at March 29, 2002.

The 10% Subordinated Convertible Debenture is held by Investec Group and is convertible into common shares at the option of the holder. Interest is payable quarterly until maturity on November 1, 2003.

These liabilities are subordinated to the claims of general creditors and qualify for inclusion as net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 (see Note 11). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

**8. Income Taxes**

Aggregate deferred tax assets amounted to $3.8 million at March 29, 2002. The temporary differences that give rise to deferred tax assets and liabilities at March 29, 2002 are as follows:

| | |
|---|---|
| Unrealized tax loss | $2,052,000 |
| Accrued liabilities | 1,181,000 |
| Furniture, equipment and leasehold improvements | 414,000 |
| Other, net | 172,000 |
| Total net deferred tax assets | $3,819,000 |

**9. Commitments and Contingencies**

The Company is a defendant in lawsuits and other actions incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the ultimate resolution of these matters will not have a material adverse effect on its financial condition.

The Company leases its office space and certain equipment under non-cancelable operating leases expiring at various dates through 2010. The minimum annual aggregate rentals (excluding expense escalation clauses) for offices and equipment for the years ended March 31, are as follows:

| | |
|---|---|
| 2003 | $ 6,736,000 |
| 2004 | 6,388,000 |
| 2005 | 5,614,000 |
| 2006 | 5,441,000 |
| 2007 | 5,538,000 |
| 2008 and thereafter | 17,760,000 |
| Total | $47,477,000 |

The Company has satisfied margin requirements with the Options Clearing Corporation and requirements of other clearing organizations with uncollateralized letters of credit of $38.1 million and customer securities of $15.2 million at March 29, 2002.

## 10. Employee Benefit Plans

The Company has a qualified defined contribution profit sharing plan covering substantially all of its employees. The Company's contributions to the plan, which are at the discretion of management, are determined annually but do not exceed the amount permitted under the Internal Revenue Code as a deductible expense.

Certain executives and employees participate in an Investec Group arrangement that allows them to invest in a Trust that in turn invests in Investec Group related financial instruments on a leveraged basis. Contributions to the Trust are made solely by the participating employees.

## 11. Regulatory Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which specifies uniform minimum net capital requirements for its registrants.

The Company has elected the "alternative net capital requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items in accordance with the formula for determination of reserve requirements for brokers and dealers (Rule 15c3-3). At March 29, 2002, the Company had net capital of $68.7 million which exceeded minimum capital requirements by $63.4 million.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for correspondent firms to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At March 29, 2002, the Company had a reserve requirement of $14.7 million in relation to the PAIB calculation, and $18.0 million of qualified securities or cash on deposit in a Special Reserve Bank Account for PAIB.

## 12. Transactions with Related Parties

Included in receivable from and payable to customers is approximately $0.8 million and $3.4 million, respectively, at March 29, 2002, which were securities related transactions with affiliates. Included in securities loaned is approximately $11.4 million at March 29, 2002, which were related to affiliate transactions.

## 13. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities involve the execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company records customer securities transactions on a settlement date basis. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at a future date and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client for the purchase of securities, using the securities purchased and/or other securities in the client's account as collateral for amounts loaned. Receivables from customers are substantially collateralized by customer securities. Amounts loaned are limited by margin regulations of various U.S. regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

## 13. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company's financing and securities lending activities require the Company to pledge securities as collateral for various financing sources such as bank loans and securities loaned. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when appropriate. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

The Company periodically purchases securities under agreements to resell. Collateral for the securities purchased under agreements to resell is maintained at a custodian bank. The Company monitors the market value of the assets acquired consisting of U.S. Government securities to ensure their adequacy as compared to the amount at which the securities will be resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.